300 North LaSalle Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

November 5, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel F. Duchovny

Re:	Chemtura Corporation
Schedule TO-I filed October 31, 2014, amended November 3, 2014
SEC File No. 005-56979

Ladies and Gentlemen:

On behalf of Chemtura Corporation (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated November 4, 2014, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Terms not otherwise defined shall have the meanings set forth in the Company’s Tender Offer Statement on Schedule TO, originally filed on October 31, 2014.

Offer to Purchase

Summary Term Sheet, page ii

1.	Refer to the first question-and-answer on page x. Please tell us how your plan to announce the final proration factor, if any, and begin to pay for tendered securities five business days after the expiration of the offer complies with Rule 14e-1(c), which requires such payment to be made promptly.

Response: The Company acknowledges the requirement to pay the tender offer consideration “promptly” after termination of the Offer under Rule 13e-4(f)(5) and Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company notes that the term “promptly” is not defined in the Exchange Act or in the rules promulgated thereunder. The Company further acknowledges that the Staff indicated in Exchange Act Release No. 43069 (July 31, 2000), that the standard for making payment “promptly” may be determined by the practices of the financial community, including current settlement practices, that it would

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Securities and Exchange Commission

November 5, 2014

consider payment within three business days after the date of a transaction to be prompt and that under certain circumstances payment more than three business days after the transaction date can still be consistent with the rule. The Company respectfully submits that in the context of this Offer, it expects that payment earlier than five business days after the expiration of the Offer is unlikely to be practicable due to the guaranteed delivery procedures under the Offer. Pursuant to Section 3 of the Offer to Purchase, stockholders may properly tender their common stock by delivering to the Depositary (i) a properly completed and duly executed Notice of Guaranteed Delivery prior to the Expiration Time and (ii) all other required documents within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery. Therefore, as disclosed in the Offer to Purchase, it will not be possible to even begin to determine the final number of shares of common stock properly tendered and not properly withdrawn (and how many “odd lots” are properly tendered and not properly withdrawn) or the final proration factor (if any) until three business days after the Expiration Time if any shares of common stock are tendered by guaranteed delivery. Until the final results of the Offer and proration factor (if any) are determined, the Company is not able to make payments. Due to the foregoing factors, the Company expects that it will require up to five business days to calculate the final proration factor and commence payment and that such time period is consistent with generally accepted settlement practices in the financial community for issuer tender offers with similar terms under similar conditions.

To be clear, the Company has committed in the Offer to Purchase to commence payment “up to five business days” after the Expiration Time. Accordingly, the Company will not commence payment any later than five business days after the Expiration Time. Please note that this wording is in contrast to that often found in similar offers which commits to begin paying for tendered shares “at least four business days” after the expiration time—the implication of the alternate wording being that payment will commence no earlier than four business days after the expiration time, but could in fact occur much later than four business days. The Company believes that its commitment to commence payment no later than five business days is more favorable to tendering stockholders than a commitment to commence payment no earlier than four business days.

Withdrawal Rights, page 13

2.	Please disclose the availability of the withdrawal rights required under Section 14(d)(5) of the Securities Exchange Act of 1934.

Response: The Staff’s comment is respectfully acknowledged, and the Company acknowledges that the Offer is subject to Section 14(d)(5) of the Exchange Act. The Company believes that, because each holder of tendered shares has the right to withdraw such shares at any time prior to the date that such tendered shares have been accepted for payment, as described in the second sentence of the summary of withdrawal rights on page 13 of the Offer to Purchase, holders of tendered shares are afforded withdrawal rights more permissive than, and fully encompassing, those required by Section 14(d)(5) of the Exchange Act. The second sentence reads as follows: “In addition, unless Chemtura has already accepted your tendered shares for payment, you may withdraw your tendered shares at any time after the end of the day, 12:00 midnight, New York City time, on December 1, 2014.” Accordingly, the Company has not made any revisions to sections in the Offer to Purchase discussing withdrawal to specifically reference Section 14(d)(5) of the Exchange Act.

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In response to your request, the Company acknowledges that:

Securities and Exchange Commission

November 5, 2014

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

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Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Alan Schutzman

Chemtura Corporation

Edward D. Ricchiuto

Sidley Austin LLP